April 18, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown

Christina DiAngelo

Re:	Nuveen Municipal High Income Opportunity Fund

(the “Registrant” or the “Acquiring Fund”);

File No. 333-186450

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. (“Vedder Price”) on April 16, 2013 and April 18, 2013 with respect to the comment letter filed on April 10, 2013 and Pre-Effective No. 1 to the Registrant’s Registration Statement filed on March 21, 2013 on Form N-14 relating to the issuance of common shares in connection with the proposed reorganization of Nuveen Municipal High Income Opportunity Fund 2 into the Acquiring Fund.

Set forth below is the staff’s comment and the Registrant’s response.

(1)	Comment: Please confirm that, for purposes of complying with Rule 35d-1, the Fund will take into account only the mark-to-market value of derivative positions.

Response:    As stated in our comment letter dated April 10, 2013, Registrant continues to believe that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7661.

Sincerely,

/s/ Deborah B. Eades

[1]	The Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.